Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-228959

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YIELDSTREET PRISM FUND INC.

Supplement No. 1 dated May 26, 2022

to

Prospectus dated May 2, 2022

This supplement contains information which amends, supplements, or modifies certain information contained in the Prospectus of YieldStreet Prism Fund Inc. (the “Company”) dated May 2, 2022 (as amended or supplemented, the “Prospectus”) and should be read together with the Prospectus, as amended or supplemented through the date of this supplement.

You should carefully consider the “Risk Factors” beginning on page 29 of the Prospectus before you decide to invest.

Net Asset Value Adjustment

On April 27, 2022, during routine month-end reconciliation, the Company's management discovered a calculation error that resulted in an overstatement of the Company's net asset value as of March 31, 2022 by 0.86%. Following review, this discrepancy was corrected and the impact to the Company was determined to be immaterial. As a result of this discrepancy, the Company expects to pay an additional amount of approximately $45,000 to shareholders tendering their shares in the Company's tender offer that commenced on May 4, 2022 (the “Tender Offer”). This additional amount, which would have an approximately 0.04% impact on the Company’s net asset value as of March 31, 2022, will be reimbursed to the Company by the Adviser following the closing of the Tender Offer. The Company has taken steps to implement enhanced controls around its net asset value calculation process to help prevent similar calculation errors from occurring in the future.